Exhibit 1

BRF S.A.

PUBLICLY-TRADED COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MATERIAL FACT

São Paulo, Brazil, July 13, 2023 – BRF S.A. (B3: BRFS3; NYSE: BRFS) (“BRF”), hereby informs its shareholders and the market in general that the members of its board of directors approved the pricing of a primary offering (the “Offering”) of 600,000,000 common shares issued by BRF (the “Offered Shares”), within the limit of BRF’s authorized share capital, at R$9.00 per common share (the “Price per Share”) following the conclusion of the bookbuilding process, totaling an aggregate offering price of R$5.4 billion.

The Offering was directed to (a) professional investors in Brazil (as defined in Resolution No. 30, dated May 11, 2021, of the Brazilian Securities Commission (Comissão de Valores Mobiliários) (the “CVM”)), subject to automatic registration (Rito de Registro Automático de Distribuição) pursuant to the CVM rules and regulations filed with the CVM on July 4, 2023, (b) a limited number of qualified institutional buyers, as defined in rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), in the United States, pursuant to procedures consistent with, and in reliance on, section 4(a)(2) of the Securities Act, in transactions exempt from, or not subject to, registration under the Securities Act and the rules thereunder, and (c) institutional and other investors that are not U.S. persons in other countries outside of Brazil and the United States, in reliance on Regulation S under the Securities Act and exemptions from United States securities registration requirements.

In accordance with the CVM rules and regulations and to ensure the participation of existing shareholders in the Offering, a priority right was given to BRF’s existing shareholders who held common shares as of June 30, 2023 (as verified through the records of the Central Depository of B3 S.A. – Brazil, Bolsa, Balcão (“B3”) (Central Depositária da B3) and the custody agent appointed for BRF’s common shares) to subscribe for and purchase an aggregate of up to 100% of the Offered Shares, placed through the Offering, based on each shareholder’s proportional interest in BRF’s common share capital (excluding treasury shares) as of July 7, 2023, in each case after closing of the market (the “Priority Offering”). Pursuant to the Priority Offering, all of the Offered Shares were offered to the existing shareholders of the Company before any other investors. The price per common share under the Priority Offering was the Price per Share.

As previously announced by BRF, in connection with the offering and according to their respective investment commitments, (i) Saudi Agricultural and Livestock Investment Company (“SALIC”) subscribed for 180,000,000 Offered Shares and (ii) Marfrig Global Foods S/A (“Marfrig”) subscribed for 200,323,582 Offered Shares corresponding to 100% of its pro rata share under the Priority Offering.

The beginning of trading of the Offered Shares on the São Paulo Stock Exchange (B3 S.A. – Brasil, Bolsa, Balcão) is expected to occur on July 17, 2023, the second business day after this disclosure of the Price per Share, and the settlement of the Offering is expected to occur on July 18, 2023, the third business day after this disclosure of the Price per Share.

The Offering, including the Priority Offering, has not been and will not be registered under the Securities Act, or any other U.S. federal and state securities laws, and the Offered Shares may not be offered, sold, pledged or otherwise transferred in the United States or to U.S. investors, unless they are registered, or exempt from, or not subject to, registration under the Securities Act.

This press release is disclosed for informative purpose only and shall not, in any circumstances, be construed as an investment recommendation. This press release does not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any offer or sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements

Statements in this press release may be “forward-looking statements” within the meaning of U.S. federal securities laws. These forward-looking statements are based mainly on BRF’s current expectations and estimates of future events and trends that affect or may affect its business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of BRF’s common shares, including common shares represented by American Depositary Shares. Although BRF believes that these forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to BRF. In addition, in this presentation, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and other similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. BRF does not undertake any obligation to update publicly or to revise any forward-looking statements after BRF distributes this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the future events and circumstances discussed in this press release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these forward-looking statements.